Filed by Commonwealth
Telephone Enterprises, Inc.
pursuant to Rule 425 under the
Securities Act of 1933

Subject Company: Commonwealth
Telephone Enterprises, Inc.
Commission File No.: 333-138483

M E M O R A N D U M

Date: To: From: Re:	February 22, 2007 All CTE Employees with Stock Purchase Plan Elections Darryl Varnado, Vice President of Human Resources – CTE Suspension of Deductions and Purchases through the CTE SPP

At present, it is anticipated that the Citizens Communications Company (“Citizens”) transaction may close as early as March 8, 2007. In preparation for this possibility, the CTE Stock Purchase Program (“SPP”) will be suspended effective February 28, 2007. Accordingly, the February 22, 2007, payroll will reflect the final payroll deduction for the purpose of purchasing CTCO common stock through the SPP.

Currently, Citizens does not offer a stock purchase plan to its employees, however, Citizens stock can be purchased on the open market, subject to Citizens’ trading policies.

When, and if, the closing of the Citizens transaction takes place, your CTE stock purchased through the SPP will receive the same merger consideration that every share of CTE common stock will receive. Specifically, each CTE share will receive $31.31 in cash and 0.768 shares of Citizens common stock.

You can obtain information about your stock purchase plan by logging onto the Computershare website (www-us.computershare.com/employee), or by calling Computershare at (877) 523-2396.

If you have any questions, you may contact Valerie Love, HR Specialist, Benefits at (570) 631-2570.

Cautionary Statement Regarding Forward-Looking Statements
This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “may,” “can,” “believe,” “expect,” “project,” “intend,” “likely,” similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual outcomes and results to differ materially from those in any such forward-looking statements. These factors include, but are not limited to, the following: failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals; failure to consummate or delay in consummating the merger for other reasons; changes in laws or regulations; and changes in general economic conditions. CTE and Citizens undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to CTE’s and Citizens’ most recent Form 10-K, 10-Q and 8-K reports.

Important Information for Investors and Stockholders
In connection with the proposed merger, on December 19, 2006, CTE filed with the SEC the definitive proxy statement/prospectus, and Citizens filed with the SEC a registration statement on Form S-4, of which the definitive proxy statement/prospectus forms a part. On December 20, 2006, CTE filed with the SEC a revised definitive proxy statement/prospectus, which includes a form of proxy but is otherwise the same as the definitive proxy statement/prospectus filed on December 19, 2006. Investors and stockholders of CTE and Citizens are urged to read the definitive proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information about the proposed merger. Investors and stockholders may obtain these documents free of charge at the web site maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CTE are available free of charge by directing a request to Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations, and documents filed with the SEC by Citizens are available free of charge by directing a request to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.